SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. )*

                                 GameStop Corp.
                                 --------------
                                (Name of Issuer)

                Class B Common Stock, par value $.001 per share
                -----------------------------------------------
                         (Title of Class of Securities)

                                  36467W 20 8
                                 --------------
                                 (CUSIP Number)

                              R. Richard Fontaine
                              625 Westport Parkway
                             Grapevine, Texas 76051
                                 (817) 424-2000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 8, 2005
                                 ---------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 36467W 20 8               13D                             Page 2 of 6

_______________________________________________________________________________

     NAME OF  REPORTING  PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1
     Leonard Riggio
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [  ]
                                                                       (b) [  ]
_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
_______________________________________________________________________________
NUMBER OF       5    SOLE VOTING POWER

SHARES               4,601,990
                _______________________________________________________________
BENEFICIALLY    6    SHARED VOTING POWER

OWNED BY             654,946
                _______________________________________________________________
EACH            7    SOLE DISPOSITIVE POWER

REPORTING            4,601,990
                _______________________________________________________________
PERSON          8    SHARED DISPOSITIVE POWER

WITH                 654,946
_______________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
     5,559,648
_______________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
_______________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.6%
_______________________________________________________________________________
     TYPE OF REPORTING PERSON
12
     IN
_______________________________________________________________________________
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CUSIP No. 36467W 20 8               13D                             Page 3 of 6

Item 1.  Security and Issuer.

     This statement on Schedule 13D (the "Schedule 13D") is filed in connection with the Class B Common Stock, par value $.001 per share (the "Company Class B Common Stock"), of GameStop Corp. (formerly known as GSC Holdings Corp.), a Delaware corporation (the "Company), with its principal executive offices at 625 Westport Parkway, Grapevine, Texas 76051.

Item 2.  Identity and Background.

     (a) The statement is filed by Mr. Leonard Riggio (the "Reporting Person").

     (b) The business address of the Reporting Person is:

               Barnes & Noble, Inc.
               122 Fifth Avenue
               New York, NY 10011

     (c) The Reporting Person's principal occupation is Chairman of the Board of Barnes & Noble, Inc. ("Barnes & Noble"), a retail bookseller with its principal offices located at 122 Fifth Avenue, New York, NY 10011.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America and a resident of New York.

Item 3.  Source and Amount of Funds or Other Consideration.

     On October 8, 2005, two wholly-owned subsidiaries of the Company merged with and into GameStop Holdings Corp., formerly known as GameStop Corp. ("Holdings"), and Electronics Boutique Holdings Corp. ("EB"), respectively, and Holdings and EB became wholly-owned subsidiaries of the Company (the "Mergers"). The Mergers were effected pursuant to the Agreement and Plan of Merger, dated as of April 17, 2005, by and among Holdings, GameStop, Inc., the Company, Cowboy Subsidiary LLC, Eagle Subsidiary LLC and EB.

     At the effective time of the Mergers (the "Effective Time"), the securities owned by Holdings stockholders were converted into the right to receive Company securities in the following manner: (i) each share of Holdings Class A Common Stock was converted into the

CUSIP No. 36467W 20 8               13D                             Page 4 of 6

right to receive one share of Company Class A Common Stock; (ii) each share of Holdings Class B Common Stock was converted into the right to receive one share of Company Class B Common Stock; (iii) each share of Holdings restricted stock, whether or not vested immediately prior to the Effective Time, was converted into the right to receive one share of Company restricted stock on the same terms and conditions; and (iv) each option to acquire shares of Holdings Class A Common Stock, whether or not vested immediately prior to the Effective Time, was converted into the right to receive an option to acquire an equal number of shares of Company Class A Common Stock on the same terms and conditions.

     Pursuant to, and as a result of, the consummation of the Mergers, the Reporting Person received 5,559,648 shares of Company Class B Common Stock (the "Shares") in exchange for an equal number of shares of Holdings Class B Common Stock.

Item 4.  Purpose of Transaction.

     As described in Item 3 above, the Shares beneficially owned by the Reporting Person were acquired upon the conversion of Holdings Class B Common Stock pursuant to the Mergers.

     The Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) The Reporting Person is the beneficial owner of 5,559,648 shares of Company Class B Common Stock, or 18.6% of the Company Class B Common Stock issued and outstanding as of October 10, 2005. The Reporting Person is the direct beneficial owner of 3,475,077 shares of Company Class B Common Stock. The Reporting Person has the sole voting and dispositive power with respect to all of such shares. The Reporting Person is the indirect beneficial owner of 1,126,913 shares of Company Class B Common Stock owned by Barnes & Noble College Booksellers, Inc., a New York corporation ("B&N College"), of which the Reporting Person owns all of the currently outstanding voting securities. As the owner of all of the voting securities of B&N College, the Reporting Person has sole voting and dispositive power with respect to the shares of Company Class B Common Stock owned by B&N College. The Reporting Person is also the indirect beneficial owner of 302,712 shares of Company Class B Common Stock held in a rabbi trust established by Barnes & Noble for the benefit of the Reporting Person pursuant to a deferred compensation arrangement. The Reporting Person has no voting or dispositive power with respect to such shares. As co-trustee of The Riggio Foundation, a charitable trust, the Reporting Person is the indirect beneficial owner of 654,946 shares of Company Class B Common Stock owned by The Riggio Foundation. The Reporting Person shares voting and dispositive power with respect to such shares with his wife, Louise Riggio, who is the other co-trustee of The Riggio Foundation.

     (c) Except as described herein, the Reporting Person has not effected any transactions in the Shares during the past sixty days.

     (d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

CUSIP No. 36467W 20 8               13D                             Page 5 of 6

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7.  Material to be Filed as Exhibits

     Not applicable.

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CUSIP No. 36467W 20 8               13D                             Page 6 of 6

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                               /s/ Leonard Riggio
                                               ---------------------------
                                               Leonard Riggio

Dated: October 12, 2005